Exhibit 99.1

Correction of Transaction Codes

It has come to the attention of the Reporting Person that in ALL of its previously filed Form 4 reports relating to this Issuer, certain transactions were coded incorrectly where:

1.	Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned:

All Transaction Codes in box 4 where X or M were stated, these transactions were incorrectly coded. The correct transaction code should have been C, indicating the conversion of the derivative security into common stock.. No monetary gain was realized by the Reporting Person for such conversion.

2.	Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned:

All Transaction Codes in box 3 where X or M were stated, these transactions were incorrectly coded. The correct transaction code should have been P, indicating the purchase of common stock. Monetary consideration was given by the Reporting Person at the respective conversion price, which resulted in an acquisition of common stock at a price equal to the conversion price.

Additionally, in the Reporting Person’s previously filed Form 4/A reports filed on 03-30-2011, certain transactions were coded incorrectly where:

3.	Table I – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned:

All Transaction Codes in box 3 where S was stated, these transactions were incorrectly coded as sales of common stock. The correct transaction code should have been J, referencing the footnote therein. No monetary gain was realized by the Reporting Person relating to the disposition of common shares in these transactions.

All numerical data contained in said Form 4 reports remain unchanged.